Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: Mitsubishi Tokyo Financial Group, Inc.

Subject Company: UFJ Holdings, Inc.

MTFG SEC File No. 1-10277

Filing under Rule 425 under the U.S. Securities Act of 1933

Filing by: Mitsubishi Tokyo Financial Group, Inc.

Subject Company: UFJ Holdings, Inc.

MTFG SEC File No. 1-10277

MTFG

Mitsubishi Tokyo Financial Group

Investor Meeting

November, 2004

MTFG

This document contains forward-looking statements in regard to forecasts, targets, plans, etc. of Mitsubishi Tokyo Financial Group (MTFG) and its group companies. These forward-looking statements are based on information currently available to MTFG and are stated here on the basis of the outlook at the time that this document was produced or as of the time otherwise indicated. In addition, in producing these statements, certain assumptions (premises) have been utilized. These statements and assumptions (premises) are subjective and may prove to be incorrect and may not be realized in the future. Underlying such circumstances are a large number of risks and uncertainties. Please see our latest Annual Report for additional information regarding such risks and uncertainties.

In addition, information in regard to companies and others, etc. outside MTFG or the Group that is recorded in this document has been obtained from publicly available information and other sources. The accuracy and appropriateness of that information has not been verified by MTFG and cannot be guaranteed.

MTFG

Content

Content Aim of Management Integration

New Aspiration Organizational Structure and Schedule of Integration “Integrated Business Group System” Enhancing Efficiencies through Management Integration

Capital Injection A Management Integration Management Integration

Customer Base Domestic and Overseas Network

Appendix 1. Rationale for Capital Injection Rationale for Capital Injection

Appendix 2. Expected Benefits of Management Integration

Targeted Revenue Increase through Management Integration

Examples of Benefits of Management Integration

Appendix 3. New Financial Group after Management Integration

Strong Business Foundation

Preeminent Global Network among Japanese Banks

Strong Financial/Capital Foundation

Highly Complementary Businesses and Networks

Customer Base

Domestic and Overseas Network

MTFG

Establish strong customer base and network through management integration with UFJ

Aim to increase revenues by offering an attractive product / service mix through the three core integrated business groups

Aim of the Management Integration

MTFG Bank Trust Securities

Earning Driver Retail Housing Mortgage Loan, Investment Trust, Individual Annuity Insurance, Foreign Currency Deposit Comprehensive Card Consumer Loan

Corporate Loans for SMEs Syndicated Loan Investment banking Derivatives Cash Settlement

Trust Asset Investment Trust (Asset Management/Asset Administration) Expanding investment product line up Pension consulting

Overseas Tokyo Metropolitan district Japan Region (Chubu) Western Japan Region (Kansai)

Retail

Retail High Net worth Mass-Retail SMEs

Customer base & Network net Corporate Blue chip

UFJ

MTFG

“Global Top 5”

New Aspiration Aim to become one of the top five global financial institutions in terms of market value by the end of fiscal year 2008

Efficiencies through Integration

Market Value

“Global Top 10”

Growth Strategy

Time

MTFG

Organizational Structure and Schedule of Integration

Mitsubishi UFJ Holdings, Inc. (planned name)

Mitsubishi Tokyo Financial Group, Inc. UFJ Holdings, Inc.

The Bank of Tokyo-Mitsubishi UFJ, Ltd. (planned name) The Bank of Tokyo- Mitsubishi, Ltd. UFJ Bank Limited

The Mitsubishi UFJ Trust and Banking Corporation (planned name) The Mitsubishi Trust and Banking Corporation UFJ Trust Bank Limited

Securities Mitsubishi UFJ Securities Co., Ltd. (planned name)

Mitsubishi Securities Co., Ltd. UFJ Tsubasa Co., Ltd.

Targeting management integration by Oct. 1, 2005

MTFG

“Integrated Business Group System”

Introduce “Integrated Business Group System”

Establish new organization structure to better meet regional customers’ needs

Group System Integrated Business

New Securities Company Close Cooperation

New Trust Bank Business Business Business Asset New Bank Retail Corporate Trust

The new group, including the banks, trust banks and securities companies, will introduce the “Integrated Business Group to better provide services

System” to each customer segment A new organizational structure will be established to meet customers’ needs by region

MTFG

Enhancing Efficiencies through Management Integration

After reviewing the domestic and overseas branch/office network, staffing and operations/systems, we target JPY 200bn to 250bn of cost reduction per year through the management integration

Devote more resources to customer interface Streamline the organizational structure and delineate management responsibilities

Head Office Integration and Streamlining 1

Consolidate overlapping branch offices

Domestic: Especially in the Tokyo metropolitan area

Overseas: Consolidate overlapping offices at the time of integration

Increasing Branch Network Convenience and Efficiency Effectively utilize the joint- branch offices

2

Efficient Relocation of Staff 3

Reduce or redeploy approx. 10,000 personnel, mainly through streamlining back-office operations

Reallocate resources to growing strategic areas such as retail, small business, investment banking and asset management and servicing

Adopt integrated operational and systems standards across business lines

Integrated Operations and Systems 4

Aiming for JPY 200- 250bn of cost reduction per year

MTFG

Appendix 1.- Capital Injection

MTFG

Rationale for the Capital Injection The capital injection is intended to facilitate and maximize the benefits of the management integration integration in order to maximize the benefit of integration meeting

1. Benefits of the Capital Injection

Improve UFJ group’s financial soundness

Facilitate a smooth implementation of the management

(1)
(2)

2. Terms and Conditions

To ensure reasonable economic benefits for MTFG which justifies its JPY 700bn investment before integration

To secure flexibility for UFJ shareholders to make the final decision by granting call option to UFJ in case the management integration is not approved at the general shareholders’

Intended to balance the interests of both MTFG and UFJ shareholders: (1) (2)

MTFG

Typical merger process

Background of injecting capital of 700 bn before agreement on integration ratio in order to respond to the critical needs of UFJ to strengthen its capital by the end of September 2004

Rationale for the Capital Injection

on Agreement Agreement basic terms

Basic Agreement Agreement on basic terms

Due Diligence

•	Close investigation of risks
•	Conduct due diligence on business, legal, accounting, tax, etc. matters

Analysis on value

•	Valuation analysis taking into account due diligence findings

Negotiation

Negotiation of merger terms based on due diligence and valuation

Signing of final agreement

Binding definitive agreement

Board approval

Announcement

Shareholders' meeting

Merger requires special shareholder vote of both parties’ shareholders

End of Sept

Special aspects of the management integration with UFJ

Capital injection

Basic agreement

Due diligence for capital injection

Due diligence for deciding integration terms

Valuation

Negotiation

Definitive agreement

General shareholders’ meeting

MTFG

Appendix 2.- Expected Benefits of Management Integration

MTFG

Targeted Revenue Increase through Management Integration

Taking into account the trend toward deregulation, further enhance promotion of an integrated strategy involving the bank, trust and securities businesses Increase revenue opportunities by improved product/service capabilities and expanded customer/transaction base

Product/Service capabilities

Promote integrated strategy of bank, trust and securities businesses Targeting further revenue increase by taking advantage of deregulation of the securities brokerage business and amendment of the Trust Business Act, etc.

UFJ MTFG Strong product line up utilizing strategic alliances

UFJ MTFG Strong sales/service capabilities at branch offices

Revenue Target Prior to Management Integration

UFJ MTFG

MTFG UFJ

Strong foundation of high net worth customers

Large corporates/overseas transaction base

Central/Western Japan customer baseMass retail/SMEs Transaction base

Customer /Transaction base

MTFG

Benefits UFJ’s strengths MTFG’s strengths

Examples of benefits of Management Integration

Offering a wide selection of products/services and taking advantage of an expanding customer base housing developers.

Ability to simultaneously strengthen Central and Western Japan branch offices sales +Tokyo Metropolitan area sales by tie-ups with

Wide distribution through tie-ups with housing developers.

sales

Strong capabilities at offices offering strong products such as the 1% loan, etc.

Housing mortgage Loan

Expansion of target market for products with high profit margins and enhancement of sales capabilities

Strong retail customer base and sales in branches of Central and Western Japan

Strong product line up such as “Premiere”

Sales of products A investment

• through expansion revenue Japanese overseas of UFJ’s in Expansion supporting customers

• medium base Strong sized/SME customer

• Japanese cash system global among global Preeminent network banks Advanced management

• Japanese overseas in Supporting corporates expansion

by healthy SME Increase loans to SMEs targeting UFJ’s customers

Strong SME customer base

Diverse products such as TKC strategic management loan,

Asset backed loan, and Credit derivatives loan

SME transactions

MTFG

Appendix 3.- New Financial Group after Management Integration

MTFG

Strong business foundation

retail earnings

JPY 60tn of retail deposits are a significant source for growing

Strong corporate customer base provides significant assets to enhance trust and investment banking business

(2004/3) Deposits for Individuals/Loans for Individuals /Number of Corporate Customers/ Loans

MTFG+UFJ

60.2 Tn

Mizuho FG

30.5 Tn

SMFG

31.6 Tn

Deposits for Individuals

12.3 Tn 13.9 Tn Loans for Individuals 19.3 Tn

• 204 Thd 223 Thd Corporate 285 Thd of Customers

55.4 Tn 66.2 Tn Loans 89.1 Tn

Note: Sum of subsidiary banks and trust banks for individual deposits and loans (incl. trust accounts). For UFJ and Mizuho, include subsidiaries for NPL disposal. Subsidiary Bank’s figure for corporate customers (Source: Teikoku Data Bank) The figures for loans are on consolidated basis. All the figures are based on JGAAP and are at the end of March 2004.

Preeminent Global Network among Japanese Banks

MTFG

- Will respond to customers' diverse financial needs with preeminent global network among Japanese banks and with experienced personnel conversant with local business customs
- Our retail clients in Japan will have access to world-class products and services through our global network

Overseas Offices (End Mar.2004)



80
40
0
MTFG
+UFJ
UFJ
SMFG
MTFG
Asia,etc.
Europe, etc.
US

Note: For MTFG, sum of BTM and Mitsubishi Trust; for UFJ, sum of UFJ Bank and UFJ Trust for UFJ; for SMFG, used SMBC figure

Other retail services provided by taking advantage of global network

- **Union Bank of California (UBOC)**
  - ✓#4 deposit market share in CA
  - ✓300+ branches in CA
  - ✓Provide UBOC deposit service to BTM clients ("California Account")
- **Strategic business alliance with Manulife**
  - ✓#2 in North America, Global # 5 integrated insurer
  - ✓Alliance for exclusive annuities sales in Japan

17

MTFG

to aim By leveraging its strong and high quality capital foundation, the new group will be able to assume larger risk positions and devote management resources to strategic business initiatives, in order to realize higher profitability Tier 1 Capital Comparison (2004/3)

Strong Financial/Capital Foundation

Mizuho FG

SMFG

MTFG+UFJ Public Funds DTAs

Note: Consolidated Basis

MTFG

Network

Preeminent customer base in all categories ranging from mass-retail to wealthier categories, and from medium/small-sized companies to large and overseas companies

Highly Complementary Business and Network Customer Base

(2004/3) Lending portfolios

MTFG

Overseas 10%

Individuals 19% Medium-Small- sized companies, etc. 28%

Large companies, etc 43%

MTFG+UFJ

Overseas 7%

Individuals 22%

Medium-small-sized companies, etc. 33%

Large companies, etc 38%

UFJ

Overseas 5%

Individuals 26%

Large companies, etc 31%

Medium-Small- sized companies,etc. 38%

Note: MTFG figures are the sum of the non-consolidated figures of BTM and MTBC (Banking accounts + Trust accounts). UFJ figures are the sum of the non-consolidated figures of UFJ Bank (including two separate subsidiaries) and UFJ Trust Bank (Banking accounts + Trust accounts)

MTFG

Domestic and Overseas Network Highly Complementary Business and Network

balanced domestic network covering Tokyo Metropolitan Establish area, Central Japan and Western Japan as well as leading global network among Japanese banks

Domestic and Overseas Network (2004/3)

26 UFJ Overseas 81 MTFG 100 80 60 40 20 0

128 UFJ Central Japan 12 MTFG 250 200 150 100 50 0

159 UFJ Western Japan 58 MTFG 250 200 150 100 50 0 UFJ 172

Eastern Japan 245 M TFG 250 200 150 100 50 0

459 UFJ

Domestic Total 315 MTFG 600 400 200 0

UFJ Bank and UFJ Trust Bank For MTFG, sum of BTM and Mitsubishi Trust; For UFJ, sum of

Note:

MTFG

Filings with the U.S. SEC

Mitsubishi Tokyo Financial Group, Inc. (“MTFG”) may file a registration statement on Form F–4 (“Form F-4”) with the U.S. SEC in connection with the proposed management integration of UFJ Holdings, Inc. (“UFJ”) with MTFG. The Form F–4 (if filed) will contain a prospectus and other documents. If a Form F-4 is filed and declared effective, UFJ plans to mail the prospectus contained in the Form F–4 to its U.S. shareholders prior to the shareholders meeting at which the proposed business combination will be voted upon. The Form F–4 (if filed) and prospectus will contain important information about MTFG, UFJ, management integration, and related matters. U.S. shareholders of UFJ are urged to read the Form F-4, the prospectus and the other documents that may be filed with the U.S. SEC in connection with the management integration carefully before they make any decision at the UFJ shareholders meeting with respect to the proposed business combination . The Form F–4 (if filed), the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be available when filed, free of charge, on the U.S. SEC’s web site at www.sec.gov. In addition, the prospectus and all other documents filed with the U.S. SEC in connection with the management integration will be made available to shareholders, free of charge, by calling, writing or e-mailing:

MTFG CONTACT: UFJ CONTACT

Mr. Hirotsugu Hayashi Mr. Shiro Ikushima

26F Marunouchi Bldg., 4-1 Marunouchi 2-chome, Chiyoda-ku 1-1 Otemachi 1-chome, Chiyoda-ku Tokyo 100-8114

Tokyo 100-6326 Japan Japan

81-3-3240-9059 81-3-3212-5458 Hirotsugu_Hayashi@mtfg.co.jp shiro_ikushima@ufj.co.jp

In addition to the Form F–4 (if filed), the prospectus and the other documents filed with the U.S. SEC in connection with the management integration, MTFG is obligated to file annual reports with, and submit other information to, the U.S. SEC. You may read and copy any reports and other information filed with, or submitted to, the U.S. SEC at the U.S. SEC’s public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the other public reference rooms in New York, New York and Chicago, Illinois. Please call the U.S. SEC at 1–800–SEC–0330 for further information on public reference rooms. Filings with the U.S. SEC also are available to the public from commercial document–retrieval services and at the web site maintained by the U.S. SEC at http//www.sec.gov.

Forward-Looking Statements

This communication contains forward-looking information and statements about MTFG, UFJ and their combined businesses after completion of the management integration. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. Although MTFG’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of UFJ securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of MTFG, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the SEC and the local filings made by MTFG and UFJ, including those listed under "Cautionary Statement Concerning Forward-Looking Statements" and "Risk Factors" in the prospectus included in the registration statement on Form F-4 that MTFG may file with the U.S. SEC. Other than as required by applicable law, MTFG does not undertake any obligation to update or revise any forward-looking information or statements.